Exhibit 3.2

North Asia Investment Corporation

(the “Company”)

MINUTES OF A MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT THE OFFICES OF THE COMPANY ON 18 March 2008

Present:	Thomas Chan-Soo Kang Kang & Company, Ltd. (by its proxy, Alex J. Kim) Dong-Soo Choe (by his proxy, Alex J. Kim) Myungiu Choi (by his proxy, Alex J. Kim)

1	Chairman of the Meeting

It was resolved THAT Thomas Chan-Soo Kang be appointed chairman of the meeting.

2	Constitution of the Meeting

The chairman noted that notice of the meeting had been given to all members of record and that a quorum was present. The chairman further noted that a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in par value of the Shares, were present and agreed to waive the notice period for the meeting under Article 64 of the Company’s Articles of Association. Accordingly the chairman declared the meeting duly constituted.

3	Amendments to the Articles of Association

It was resolved AS A SPECIAL RESOLUTION THAT the Amended and Restated Articles of Association currently in effect be and hereby are amended by the addition of the following at the end of Article 102:

“, PROVIDED that, prior to the consummation of any Business Combination, the Directors shall not exercise the powers of the Company to incur any debt unless such debt does not require the payment of interest or principal prior to the consummation of a Business Combination.”

4	Termination of Meeting

There being no further business, the chairman declared the meeting closed.

Chairman